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                             April 5, 2021

       Steven L. Scheinthal
       Vice President, General Counsel and Secretary
       Landcadia Holdings III, Inc.
       1510 West Loop South
       Houston, Texas 77027

                                                        Re: Landcadia Holdings
III, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 19,
2021
                                                            File No. 333-252693

       Dear Mr. Scheinthal:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2021 letter.

       Amendment 1 to Registration Statement on Form S-4 filed March 19, 2021

       Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information,
       page 45

   1. Please be advised that all stockholders' equity per share calculations should be determined by dividing total
stockholders' equity as of the most recent balance sheet date by the number shares
outstanding as of that date on a historical and pro forma basis. Please be advised that basic and
diluted per share disclosures should only be presented for net income (loss).
 Steven L. Scheinthal
FirstName   LastNameSteven
Landcadia Holdings    III, Inc. L. Scheinthal
Comapany
April       NameLandcadia Holdings III, Inc.
       5, 2021
April 25, 2021 Page 2
Page
FirstName LastName
Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 134

2. Please revise the pro forma balance sheet on page 137 to properly label Cash and accrued interest held in Trust Account since it appears it is currently mislabeled Deferred offering costs.
3. We note your response to prior comment 14 and the revisions to adjustments (DD) and
         (FF) in Note 3 on page 142; however, given the tax benefits now recorded in Hillman's historical financial statements, please explain what consideration you have given to further revising the pro forma income tax adjustments to ensure that the effective pro forma income tax rate reflected under each scenario is more reflective of the statutory income tax rate.

Consolidated Financial Statements - HMAN Group Holdings
1. Basis of Presentation
Restatement of Previously Issued Consolidated Financial Statements for Income Tax Accounting
Errors, page F-28

4. Please revise your Consolidated Statement of Comprehensive Loss table to also include the impact of the error corrections on per-share amounts for each prior period presented.
         Refer to ASC 250-10-50-7.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-34

5.       We have read your response to prior comment 25. Please more fully address the
         following:
             You indicate you have an implied obligation to provide services for a short period of time beyond the delivery date under the presumption that customers will continue to place orders. Given that that your contracts do not explicitly mention services, explain the services offered to customers throughout the duration of the customer relationship;
             Explain how you determined service revenue is recognized over time as the related products are delivered, which approximates a time-based recognition pattern.
              Address if and how you determined whether the nature of your promise is to stand ready to provide services or a promise to provide specific services; and
             In regard to the arrangements to provide key duplication and tag engraving machines at no stated costs and your determination the arrangements do not contain a lease, provide us a more comprehensive explanation of the terms and conditions of the arrangements, including your determination that they do not meet the definition of a lease under ASC 842.
 Steven L. Scheinthal
FirstName   LastNameSteven
Landcadia Holdings    III, Inc. L. Scheinthal
Comapany
April       NameLandcadia Holdings III, Inc.
       5, 2021
April 35, 2021 Page 3
Page
FirstName LastName
Stock Based Compensation, page F-37

6. We have read your response to prior comment 26. Please revise your disclosures to discuss the key assumptions critical to your determination of the fair value of the common stock underlying stock-based awards as noted in your response. Please also revise your disclosures to disclose and discuss changes in these fair value estimates during each period presented. Please also address the reasons for differences in fair value estimates related to stock options relative to the fair value implied by the current merger transaction.
       You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Anne Mcconnell,
Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Joel L. Rubinstein